Exhibit 99.1

FSD Pharma Issues Circular, Adopts Incentive Plan and Grants PSUs

TORONTO--(BUSINESS WIRE)--May 24, 2022--FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRE: 0K9A) (“FSD Pharma” or the “Company”), a life sciences holding company dedicated to building a portfolio of assets and biotech solutions, announced today that it has issued a management information circular in respect of the annual general meeting of shareholders to be held on June 23, 2022 (the “Circular”). The Circular is available on the Company’s profile on SEDAR at www.sedar.com.

Additionally, to provide added flexibility to its executive compensation program, the Company adopted an equity incentive plan on May 16, 2022 (the “EIP”) pursuant to which it may grant shares, restricted share units, performance share units (“PSUs”) and options to its directors, officers, employees and service-providers. The EIP provides that the maximum number of Class B subordinated voting shares (“Class B Shares”) of the Company that may be issued pursuant to the EIP, together with all other security-based compensation arrangements of the Company, is equal to 10% of the issued and outstanding Class B Shares. Further details of the EIP are set out in the Circular and the EIP is available on the Company’s profile on SEDAR at www.sedar.com.

Finally, the Company announced that on May 16, 2022 it granted PSUs to its directors and officers in the following amounts: Anthony Durkacz - 699,502; Zeeshan Saeed - 799,004; Donal Carroll - 704,801; Nitin Kaushal - 100,000; Fernando Cugliari - 100,000; Larry Latowsky - 100,000; Adnan Bashir - 100,000; and Dr. Lakshmi Kotra - 216,797.

This follows an earlier cancellation of all options held by current directors and officers of the Company for nominal consideration.

About FSD Pharma

FSD Pharma Inc. is a biotechnology company with three drug candidates in different stages of development. FSD BioSciences, Inc. (“FSD BioSciences”), a wholly owned subsidiary, is focused on pharmaceutical research and development of its lead compound, ultra-micronized palmitoyl ethylamine (“PEA”) or FSD-PEA (formerly called FSD-201). Lucid Psycheceuticals Inc. (“Lucid”), a wholly owned subsidiary, is focused on the research and development of its lead compounds, Lucid-PSYCH (formerly Lucid-201) and Lucid-MS (formerly Lucid-21-302). Lucid PSYCH is a molecular compound identified for the potential treatment of mental health disorders. Lucid-MS is a molecular compound identified for the potential treatment of neurodegenerative disorders.

Forward Looking Information

Certain statements contained herein are “forward-looking statements.” Often, but not always, forward-looking statement can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. Forward-looking statements contained in this press release include statements relating to the Company’s upcoming annual general meeting and the vesting terms of the PSUs. FSD cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Factors that may cause such material differences include without limitation: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov) under the heading “Risk Factors.” Any forward-looking statement contained in this release speaks only as of its date. The Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

Contacts

Zeeshan Saeed, Founder, President and Executive Co-Chairman of the Board, FSD Pharma Inc.
Email: Zsaeed@fsdpharma.com
Telephone: (416) 854-8884

Investor Relations:
Email: ir@fsdpharma.com, info@fsdpharma.com
Website: www.fsdpharma.com